UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of June, 2007
Commission File Number 001-14487
TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)
Tele Norte Leste Holding Company
(Translation of Registrant’s name in English)
Rua Humberto de Campos 425, 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___   Form 40-F _______
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______    No ___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:  June 20, 2007
TELE NORTE LESTE PARTICIPAÇÕES S.A.
By:  /s/ José Luís Magalhães Salazar
Name:  José Luís Magalhães Salazar
Title:    Investor Relations Officer

TNE — COMMUNICATION TO THE MARKET: STATEMENT OF
MATERIAL FACT RELEASED BY ITS MAJORITY
SHAREHOLDER TELEMAR PARTICIPAÇÕES
          Rio de Janeiro, Brazil — June 19, 2007 — Tele Norte Leste Participações S.A. (NYSE: TNE) announces that it received a communication of a statement of material fact issued by its majority shareholder, Telemar Participações S.A., with the following content:
“TELEMAR PARTICIPAÇÕES S.A.
A Publicly Held Company
CNPJ/MF No. 02.107.946/0001-87
NIRE No. 3.33.0016601-7
Relevant Fact
Further to the information contained in the “Announcements to the Market” dated May 29 and 30, 2007 and in the “Relevant Fact” notices dated April 10, 17 and 20, 2007, which refer to the execution by Telemar Participações S.A. (“TmarPart”) of public offerings of preferred stock (“OPAs”) issued by its controlled companies Tele Norte Leste Participações S.A. and Telemar Norte Leste S.A., TmarPart makes public that it will carry out the OPAs in accordance with the terms and conditions disclosed in the respective Public Notice, considering the:
(i) Approval of the terms of the draft Public Notice for the OPAs by Bovespa;
(ii) Holding, on June 18, 2007, of general meetings of debentureholders of 6th and 7th issuances of TmarPart, in which the following proposals were approved: (a) amendment to indentures so as to allow for the optional early redemption of the debentures at any time, this amendment being conditioned to the occurrence of auctions at the OPAs in which the shares under the OPAs are offered, which shall be notified in writing by TmarPart to the respective trustees; and (b) authorization to the total redemption of the debentures, after implementation of such condition, by means of a notice sent by TmarPart to the respective trustees, indicating the date for the respective execution and financial settlement, and payment of the amounts established in the respective indentures; and
(iii) Execution of binding agreements (“commitment documents”) between TmarPart and national and foreign institutions, with regard to contracting of a financing of up to R$ 11,450,000,000.00.
Additionally, TmarPart informs that its Board of Directors, at a meeting held on this date, has resolved to suppress the condition disclosed under the “Relevant Fact” notice published on April 10, 2007, which bound the OPA for acquisition of the PNA Shares of Telemar Norte Leste to the success of the OPA for acquisition of the PN Shares of Tele Norte Leste.
TmarPart also informs that the content of this notice of Relevant Fact will be transmitted to the Investor Relations Officers of Tele Norte Leste Participações S.A. and Telemar Norte Leste S.A., in order to be disclosed to the respective shareholders.
Rio de Janeiro, June 19, 2007.
Fabio Schvartsman
Investor Relations Officer”
José Luis Magalhães Salazar
Investor Relations Officer — TNE
          Tender Offer Statement
          The offer to purchase, Schedule TO and other materials relating to the tender offer in the U.S. may also be obtained free of charge at www.sec.gov or free of charge or by calling the information agent, The Altman Group, at 800.398.2816 (toll-free) in the United States and 201.806.2234 (collect), outside the United States. The materials relating to the tender offer contain important information that should be read carefully before any decision is made with respect to the tender offer. The completion of the tender offer is subject to conditions described in the offer to purchase.